                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         OSHKOSH B' GOSH, INC., CLASS A
                    ----------------------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                    688222207
                                ---------------
                                 (CUSIP Number)


                                    12/31/99
                                ---------------
                                     (Date)


        Check the following box if fee is being paid with this statement


        -----------------------------------------------------------------

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CUSIP NO.          688222207
             ---------------
--------------------------------------------------------------------------------

1)   Names of Reporting Persons               I.R.S. No. 31-0738296
     S.S. or I.R.S. Identification Nos. of           BANK ONE CORPORATION
     Above Persons
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a        (a)
     Member of a Group                        ------------------
     (See Instructions)                    (b)
                                              ------------------

--------------------------------------------------------------------------------

3)    SEC Use only

--------------------------------------------------------------------------------

4)    Citizenship or Place of
      Organization                         ILLINOIS

--------------------------------------------------------------------------------

Number of Shares           (5)  Sole Voting Power                    948,878
Beneficially                                                  --------------
Owned by                   (6)  Shared Voting Power                        0
Each Reporting                                                --------------
Person with                (7)  Sole Dispositive Power               902,678
                                                              --------------
                           (8)  Shared Dispositive Power              46,200
                                                              --------------

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially                                   948,878
     Owned by Each Reporting Person                           --------------

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented                                      8.99%
     by Amount in Row 9                                       --------------

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                         HC
     (See Instructions)                                       --------------


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

SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 1
Item 1(a)         Name of Issuer:                                 Oshkosh B' Gosh, Inc.
                                                              -------------------------

Item 1(b)         Address of Issuer's principal executive
                  offices:                                        112 Otter Ave.
                                                              -------------------------
                                                                  P.O. Box 300
                                                              -------------------------
                                                                  Oshkosh, WI 54901
                                                              -------------------------

Item 2(a)         Name of person filing:             BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,      One First National Plaza
                  if none residence:                            Chicago, IL 60670

Item 2(c)         Citizenship:                       Not Applicable

Item 2(d)         Title of class of securities:      Common Stock
                                                     ----------------------------------

Item 2(e)         CUSIP No.:                         688222207
                                                     ----------------------------------

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect to
                  common shares of  Oshkosh B' Gosh, Inc., Class A                 :
                                   ------------------------------------------------

                  (a)      Amount beneficially owned:                  948,878
                                                               ---------------
                  (b)      Percent of class                              8.99%
                                                               ---------------

                  (c)      Number of shares as to which such person has:

                           (I)      Sole power to vote or to direct the vote:         948,878
                                                                                -------------
                           (ii)     Shared power to vote or to direct the vote:             0
                                                                                -------------
                           (iii)    Sole power to dispose or to direct the            902,678
                                    disposition of:                             -------------

                           (iv)     Shared power to dispose or to direct the           46,200
                                    disposition of:                             -------------


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

Item 5.  Ownership of 5 percent or less of a Class.                             N/A
                                                                              ----------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.          N/A
                                                                              ----------

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security
                  Being Reported on By the Parent Holding Company.
                                                                              ----------
                                 Bank One Trust Company, N.A.
                                 Bank One, Arizona, NA
                                 The One Group

Item 8.  Identification and Classification of Members of the Group.             N/A
                                                                              ----------

Item 9.  Notice of Dissolution of Group.                                        N/A
                                                                              ----------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    February 9, 2000
      ------------------------


                                               BANK ONE CORPORATION

                                          By:  /s/ DAVID J. KUNDERT
                                               David J. Kundert
                                               EXECUTIVE VICE PRESIDENT
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